
07000792


SEC MAIL PROCESSING
RECEIVED
FEB - 5 2007
WASH, DC
101

) STATES
.CHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 49316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G NIELSEN & CO.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 CHERRY CREEK SOUTH DRIVE SUITE 470
(No. and Street)

DENVER	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WAYNE G. NIELSEN 303-830-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE INC.
(Name – *if individual, state last, first, middle name*)

1801 California St. Suite 4650	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WAYNE G. NIELSEN, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.G. NIELSEN & CO., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Gail L. Breece

Notary Public


GAIL L. BREECE
NOTARY
PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

My Commission Expires 11-8-10

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Director
W.G. Nielsen & Co.

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen & Moore Inc.

CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
January 26, 2007

W. G. NIELSEN & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 60,131
Accounts receivable-trade	27,801
Property and equipment:	
Office furniture and equipment	151,576
Less accumulated depreciation	(119,098)
Net property and equipment	32,478
Marketable securities owned (Note 4)	18,474
Prepaid expenses	1,619
Other assets	1,824
	$ 142,327

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 15,755
Deferred income tax liability (Note 6)	4,000
Deferred rent liability	21,844
Deferred revenue	8,750
Total liabilities	50,349
Commitments (Note 5)	
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	102,914
Accumulated deficit	(10,946)
Total stockholder's equity	91,978
	$ 142,327

See accompanying notes.

W. G. NIELSEN & CO.
STATEMENT OF OPERATIONS
For the year ended December 31, 2006

Revenues:	
Consulting and financial advisory fees (Note 7)	$ 1,210,151
Interest and other	19,532
Net unrealized gain on marketable securities owned	8,349
	1,238,032
Expenses:	
Salaries and payroll taxes	279,839
General and administration (Note 3)	1,000,142
Depreciation and amortization	14,313
Registration and regulatory fees	5,781
	1,300,075
Loss before provision for income taxes	(62,043)
Income tax benefit (Note 6)	9,000
Net loss	$ (53,043)

See accompanying notes.

W. G. NIELSEN & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2006

	Common stock		Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
	Shares	Amount			
Balance, December 31, 2005	1,000	$ 10	$ 48,914	$ 42,097	$ 91,021
Capital contribution	-	-	54,000	-	54,000
Net loss for the year ended December 31, 2006	-	-	-	(53,043)	(53,043)
Balance, December 31, 2006	1,000	$ 10	$ 102,914	$ (10,946)	$ 91,978

See accompanying notes.

W. G. NIELSEN & CO.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (53,043)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	14,313
Net unrealized gain on securities owned	(8,349)
Deferred income taxes	(9,000)
Changes in assets and liabilities:	
Accounts receivable	3,603
Income tax refund receivable	5,765
Prepaid expenses	439
Other assets	(324)
Accounts payable and accrued expenses	(1,625)
Deferred revenue	(1,250)
Deferred rent liability	(7,115)
Total adjustments	(3,543)
Net cash used in operating activities	(56,586)
Cash flows from investing activities:	
Purchase of property and equipment	(3,255)
Stock warrants exercised	(5,625)
Net cash used in investing activities	(8,880)
Cash flows from financing activities:	
Capital contribution	54,000
Net cash provided by financing activities	54,000
Net decrease in cash and cash equivalents	(11,466)
Cash and cash equivalents at the beginning of the year	71,597
Cash and cash equivalents at end of year	$ 60,131

See accompanying notes.

W. G. NIELSEN & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Organization and summary of significant accounting policies

Organization:

W.G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company considers accounts receivable to be fully collectible: accordingly, no allowance for doubtful accounts is required. If accounts become uncollectible, they will be charged to operations when that determination is made. Recoveries of receivables previously charged off are recorded when received. There were no accounts receivable due greater than 90 days at December 31, 2006.

Revenue:

The Company recognizes revenues for services when the services are performed and are billable.

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $15,083 for the year ended December 31, 2006.

1. Organization and summary of significant accounting policies (continued)

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $100,000 per institution by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2006, the Company's cash demand deposits exceeded the FDIC's insurance limit of $100,000.

Marketable securities owned:

Marketable securities owned are valued at market value.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years.

Income taxes:

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and applying enacted statutory tax rates in effect.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $43,046 which was $38,046 in excess of its required net capital of $5,000. The Company had aggregate indebtedness in the amount of $46,349; therefore, its net capital ratio was 1.08 to 1 at December 31, 2006.

3. Related party transactions

During the year ended December 31, 2006, the Company paid consulting expenses in the amount of $30,000 to a company related to the sole shareholder.

4. Marketable securities owned

Marketable securities owned consists of investments in common stock of the NASDAQ Stock Market, Inc. The book value of the securities owned at December 31, 2006 was $9,300.

5. Commitments

The Company leases office space, equipment, and an automobile under non-cancelable operating leases. Total rental expense was $86,255 for the year ended December 31, 2006.

The total minimum rental commitments at December 31, 2006 are as follows:

Year ending December 31,	Amount
2007	$ 84,877
2008	72,913
2009	1,091
	$ 158,881

6. Income taxes

Income tax benefit consists of the following for the year ended December 31, 2006:

Current tax benefit	$ -
Deferred tax benefit	(9,000)
Income tax benefit	$ (9,000)

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax liability relate primarily to differences in property and equipment and the use of the cash method of accounting for tax purposes. In 2006, there is a loss for tax reporting in the amount of $10,200 that is available to offset future taxable income. If not used, the carryforward will expire in 2027. Deferred tax assets and liabilities at December 31, 2006 consist of the following:

Deferred tax assets	$ 7,000
Deferred tax liabilities	(11,000)
	$ (4,000)

7. Major customer

Revenues earned from two customers amounted to 26% and 21% of consulting and financial advisory fees for the year ended December 31, 2006.

8. Profit sharing plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. The Company did not make any discretionary employer profit sharing contributions in 2006. Effective January 1, 2005 the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $215,000 in 2006. Safe harbor non-elective contributions into the plan totaled $16,963 for the year ended December 31, 2006.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
W. G. NIELSEN & CO.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2006

NET CAPITAL	
Total stockholder's equity	$ 91,978
Add allowable credits:	
Deferred income tax liability	4,000
Deduct non-allowable assets:	
Accounts receivable - *non-allowable*	(12,187)
Office furniture and equipment, net of accumulated depreciation	(32,478)
Other assets	(3,443)
Net Capital before haircuts on securities positions	47,870
Haircut on trading and investment securities	(2,771)
Undue concentration	(2,053)
Net Capital	$ 43,046
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 50,349
Deduct deferred income tax liability	(4,000)
Total aggregate indebtedness	$ 46,349
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	38,046
Ratio: Aggregate indebtedness to net capital	1.08
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	43,046
Net audit adjustments	-
Net capital per above	$ 43,046

SCHEDULE II

W. G. NIELSEN & CO.

As of December 31, 2006

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(i). The Company participates in direct placements only and does not hold cash or securities for the account of customers. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Director
W. G. Nielsen & Co.

In planning and performing our audit of the financial statements and supplemental schedules of W. G. Nielsen & Co. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.

CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
January 26, 2007

END